

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Bradley Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, Colorado 80026

> **Re: urban-gro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 1-39933**

Dear Bradley Nattrass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dick Akright, Chief Financial Officer